UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-122288-02

CIT EQUIPMENT COLLATERAL 2005-EF1

(Exact name of registrant as specified in its charter)

c/o The CIT Group/Equipment Financing, Inc.

1 CIT Drive

Livingston, New Jersey 07039

(973) 740-5000

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

CIT EQUIPMENT COLLATERAL 2005-EF1

$152,000,000	Class A-1	Receivable-Backed Notes
$113,000,000	Class A-2	Receivable-Backed Notes
$189,000,000	Class A-3	Receivable-Backed Notes
$ 82,100,000	Class A-4	Receivable-Backed Notes
$ 12,382,000	Class B	Receivable-Backed Notes
$ 20,050,000	Class C	Receivable-Backed Notes
$ 21,228,735	Class D	Receivable-Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of December 31, 2005: 68

Pursuant to the requirements of the Securities Exchange Act of 1934, CIT EQUIPMENT COLLATERAL 2005-EF1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2006	By:	CIT EQUIPMENT COLLATERAL 2005-EF1 The CIT Group/Equipment Financing, Inc., the Servicer

		By:	/s/ Usama Ashraf
		Name:	Usama Ashraf
		Title:	Vice President